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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 18
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               Westwood One, Inc.
                               ------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   961815 10 7
                                   -----------
                                 (CUSIP Number)

                               Charles Baker, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 318-6000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                February 6, 2003, April 10, 2003, April 23, 2003,
                  April 24, 2003, April 30, 2003, May 1, 2003,
        May 2, 2003, May 5, 2003, May 6, 2003, May 7, 2003, June 19, 2003
                                and June 20, 2003
                         (Date of Events which Requires
                            Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|

                                  SCHEDULE 13D
---------------------------
CUSIP No. 961815 10 7
---------------------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

       David I. Saperstein
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a)
          -----
       (b)  X
          -----
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)

       N/A

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

       |_|
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
                7      SOLE VOTING POWER
                              5,378,729
NUMBER OF      -----------------------------------------------------------------
SHARES          8      SHARED VOTING POWER
BENEFICIALLY                  None
OWNED BY EACH  -----------------------------------------------------------------
REPORTING       9      SOLE DISPOSITIVE POWER
PERSON WITH                   5,378,729
               -----------------------------------------------------------------
                10     SHARED DISPOSITIVE POWER
                              None
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,378,729
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)

       |X|
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

                                AMENDMENT NO. 18
                                       TO
                                  SCHEDULE 13D

      This Amendment No. 18 to the Schedule 13D ("Amendment No. 18") is being filed by David I. Saperstein (the "Reporting Person") pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, with respect to the common stock, par value $.01 per share (the "Issuer Common Stock") of Westwood One, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 18 supplements, amends and restates information contained in the Schedule 13D originally filed by the Reporting Person on October 5, 1999 (the "Schedule 13D"), as amended by Amendment No. 2 to Schedule 13D ("Amendment No. 2"), as further amended by Amendment No. 3 to Schedule 13D ("Amendment No. 3"), as further amended by Amendment No. 4 to Schedule 13D ("Amendment No. 4"), as further amended by Amendment No. 5 to Schedule 13D ("Amendment No. 5"), as further amended by Amendment No. 6 to Schedule 13D ("Amendment No. 6"), as further amended by Amendment No. 7 to Schedule 13D ("Amendment No. 7"), as further amended by Amendment No. 8 to Schedule 13D ("Amendment No. 8"), as further amended by Amendment No. 9 to Schedule 13D ("Amendment No. 9"), as further amended by Amendment No. 10 to Schedule 13D ("Amendment No. 10"), as further amended by Amendment No. 11 to Schedule 13D ("Amendment No. 11"), as further amended by Amendment No. 12 to Schedule 13D ("Amendment No. 12"), as further amended by Amendment No. 13 to Schedule 13D ("Amendment No. 13"), as further amended by Amendment No. 14 ("Amendment No. 14") to Schedule 13D, as further amended by Amendment No. 15 to Schedule 13D ("Amendment No. 15"), as further amended by Amendment No. 16 to Schedule 13D ("Amendment No. 16") and as further amended by Amendment No. 17 to Schedule 13D ("Amendment No. 17"). Capitalized terms used in this Amendment No. 18 but not otherwise defined have the meaning ascribed to them in the Schedule 13D. The Schedule 13D is supplemented, amended and restated as follows:

Item 4.  Purpose of Transaction.
--------------------------------

      Item 4 is amended and restated in its entirety as follows:

      The Reporting Person acquired the shares of Issuer Common Stock reported herein solely for investment purposes.

      (a), (e) Pursuant to the Merger Agreement, the Reporting Person received 7,649,250 shares of Issuer Preferred Stock in exchange for 5,099,500 shares of Metro Preferred Stock. By its terms, each share of Issuer Preferred Stock is convertible with no premium into one share of Issuer Common Stock at the option of the holder. However, under the Metro Loan Agreement and the Assignment Agreement, the Reporting Person may not convert the Issuer Preferred Stock into Issuer Common Stock prior to repaying the Metro Stock Loan. The Metro Stock Loan may be repaid only by delivering to the Issuer either the Issuer Preferred Stock or 7,649,250 shares of Issuer Common Stock. See Items 3 and 5.

      On October 19, 1999, the Reporting Person sold 3,120,000 shares of Issuer Common Stock pursuant to a "brokerage transaction" (the "Brokerage Transaction"), as such term is defined in Rule 144 under the Securities Act of 1933, as amended. Goldman, Sachs & Co. ("Goldman") sold these shares (the "Brokerage Shares") in its capacity as a broker for the Reporting Person. The Brokerage Shares were sold by the Reporting Person for an aggregate amount of $58,500,000, representing an amount equal to $18.75 per Brokerage Share.

      Also on October 19, 1999, the Reporting Person entered into a letter agreement (the "Letter Agreement") with the Issuer, pursuant to which the Reporting Person sold 1,066,660 shares of Issuer Common Stock to the Issuer (the "Stock Repurchase") pursuant to the Issuer's stock repurchase program

(the "Stock Repurchase Program"). Such shares (the "Repurchase Shares") were sold by the Reporting Person pursuant to the Issuer's Stock Repurchase Program for an aggregate amount of $19,999,875.00, representing an amount equal to $18.75 per Repurchase Share. The Stock Repurchase was consummated on October 26, 1999.

      On December 27, 1999, the Reporting Person transferred 7,649,250 shares of Issuer Common Stock to the Issuer in connection with the Reporting Person's obligations under the Metro Loan Agreement, as assigned, assumed and amended by the Assignment Agreement.

      Also on December 27, 1999, the Reporting Person transferred 3,150,750 shares of Issuer Common Stock to the Trusts pursuant to the terms of the Trust Loan Agreements.

      On December 28, 1999, the Reporting Person acquired beneficial ownership of 7,649,250 shares of Issuer Common Stock, upon the conversion of the Reporting Person's Issuer Preferred Stock into an equivalent number of shares of Issuer Preferred Stock.

      On January 24, 2000, the Reporting Person disposed of 1,956,000 shares of Issuer Common Stock in an open market transaction.

      On April 26, 2000, the Reporting Person disposed of 632,900 shares of Issuer Common Stock in an open market transaction.

      On December 11, 2000, the Reporting Person gifted an aggregate of 993,647 shares of Issuer Common Stock to certain charitable trusts of which the Reporting Person is the Trustee.

      On December 22, 2000, the Reporting Person gifted an aggregate of 306,353 shares of Issuer Common Stock to another charitable trust (together with the charitable trusts referenced in the preceding paragraph, the "Charitable Trusts") of which the Reporting Person is a Trustee.

      On January 4, 2001, the Charitable Trusts disposed of an aggregate of 170,000 shares of Issuer Common Stock in open market transactions.

      On January 12, 2001, the Charitable Trusts disposed of an aggregate of 10,000 shares of Issuer Common Stock in open market transactions.

      On April 12, 2001, the Charitable Trusts disposed of an aggregate of 9,000 shares of Issuer Common Stock in open market transactions.

      On April 16, 2001, one of the Charitable Trusts disposed of 2,500 shares of Issuer Common Stock in an open market transaction.

      On April 17, 2001, the Reporting Person disposed of 186,500 shares of Issuer Common Stock in an open market transaction.

      On April 18, 2001, the Reporting Person disposed of 941,000 shares of Issuer Common Stock in an open market transaction.

      On May 16, 2001, the Charitable Trusts disposed of an aggregate of 15,000 shares of Issuer Common Stock in open market transactions.

      On May 21, 2001, the Reporting Person disposed of 270,000 shares of Issuer Common Stock in an open market transaction.

      On May 22, 2001, the Reporting Person disposed of 336,000 shares of Issuer Common Stock in an open market transaction.

      On May 23, 2001, the Reporting Person disposed of 15,100 shares of Issuer Common Stock in an open market transaction.

      On July 19, 2001, the Reporting Person disposed of 303,200 shares of Issuer Common Stock in an open market transaction.

      On August 13, 2001, the Reporting Person disposed of 280,000 shares of Issuer Common Stock in open market transactions.

      On August 14, 2001, the Reporting Person disposed of 201,700 shares of Issuer Common Stock in open market transactions.

      On August 15, 2001, the Reporting Person disposed of 69,300 shares of Issuer Common Stock in an open market transaction.

      On August 16, 2001, the Reporting Person disposed of 12,600 shares of Issuer Common Stock in an open market transaction.

      On August 22, 2001, the Reporting Person sold 6,200 shares of Issuer Common Stock in an open market transaction.

      On August 23, 2001, the Reporting Person sold 139,900 shares of Issuer Common Stock in open market transactions.

      On August 24, 2001, the Reporting Person sold 239,900 shares of Issuer Common Stock in open market transactions.

      On August 27, 2001, the Reporting Person sold 178,000 shares of Issuer Common Stock in open market transactions.

      On August 28, 2001, the Reporting Person sold 55,000 shares of Issuer Common Stock in an open market transaction.

      On August 30, 2001, the Reporting Person sold 10,000 shares of Issuer Common Stock in an open market transaction.

      On August 31, 2001, the Reporting Person sold 133,900 shares of Issuer Common Stock in an open market transaction.

      On September 4, 2001, the Reporting Person sold 343,625 shares of Issuer Common Stock in open market transactions.

      On December 6, 2001, the Reporting Person contributed 1,500,000 shares of Issuer Common Stock to a partnership (the "Partnership") affiliated with the reporting person.

      On December 10, 2001, the Partnership disposed of 213,800 shares of Issuer Common Stock in open market transactions.

      On December 11, 2001, the Partnership disposed of 18,600 shares of Issuer Common Stock in open market transactions.

      On December 12, 2001, the Partnership disposed of 86,500 shares of Issuer Common Stock in open market transactions.

      On December 13, 2001, the Partnership disposed of 79,700 shares of Issuer Common Stock in open market transactions.

      On December 14, 2001, the Partnership disposed of 105,300 shares of Issuer Common Stock in open market transactions.

      On December 17, 2001, the Partnership disposed of 132,200 shares of Issuer Common Stock in open market transactions.

      On December 18, 2001, the Partnership disposed of 167,500 shares of Issuer Common Stock in open market transactions.

      On December 19, 2001, the Partnership disposed of 125,000 shares of Issuer Common Stock in open market transactions.

      On December 20, 2001, the Partnership disposed of 21,900 shares of Issuer Common Stock in open market transactions.

      On December 24, 2001, the Partnership disposed of 20,900 shares of Issuer Common Stock in open market transactions.

      On December 26, 2001, the Partnership disposed of 53,900 shares of Issuer Common Stock in open market transactions.

      On December 27, 2001, the Partnership disposed of 216,500 shares of Issuer Common Stock in open market transactions.

      On December 28, 2001, the Charitable Trusts disposed of 107,000 shares of Issuer Common Stock in open market transactions.

      On December 31, 2001, the Charitable Trusts disposed of 32,000 shares of Issuer Common Stock in open market transactions.

      On December 31, 2001, the Partnership disposed of 163,400 shares of Issuer Common Stock in open market transactions.

      On January 4, 2002, the Partnership disposed of 50,000 shares of Issuer Common Stock in open market transactions.

      On January 9, 2002, the Partnership disposed of 44,800 shares of Issuer Common Stock in open market transactions.

      On January 11, 2002, the Charitable Trusts disposed of 2,400 shares of Issuer Common Stock in open market transactions.

      On January 17, 2002, the Reporting Person gifted 17,900 shares of Issuer Common Stock to a school.

      On January 18, 2002, the Reporting Person disposed of 58,475 shares of Issuer Common Stock in open market transactions.

      On April 15, 2002, two trusts for the benefit of the Reporting Person's two adult children contributed an aggregate of 503,070 shares of Issuer Common Stock to two partnerships in which the 1% general partner is an entity in which the Reporting Person has a 55% interest. On April 18, 2002, the Reporting Person contributed 2,540 shares of Issuer Common Stock into each of the partnerships referred to above, in exchange for a 1% limited partnership interest in each such partnership. On April 19, 2002, the partnerships disposed of all shares of Issuer Common Stock owned by them in open market transactions.

      On April 17, 2002, the Reporting Person exchanged 263,852 shares of Issuer
Common  Stock  for  limited  partnership   interests  in  a  private  investment
partnership.

      On April 18, 2002 the Reporting Person disposed of 280,469 shares of Issuer Common Stock in an open market transaction; and a trust of which the Reporting Person is a trustee disposed of 66,288 shares of Issuer Common Stock in an open market transaction.

      On April 19, 2002, the Charitable Trusts disposed of an aggregate of 27,573 shares of Issuer Common Stock in open market transactions.

      On May 9, 2002, the Reporting Person sold 23,434 shares of Issuer Common Stock in an open market transaction; the Reporting Person exercised options to purchase 600,000 shares of Issuer Common Stock and sold all of such shares in an open market transaction; and the Charitable Trusts sold an aggregate of 534,166 shares of Issuer Common Stock in open market transactions.

      On June 5, 2002, three trusts for the benefit of which the Reporting Person's minor children contributed an aggregate of 754,605 shares of Issuer Common Stock to three limited partnerships in which the 1% general partner is an entity in which the Reporting Person has a 55% interest. On June 5, 2002, the Reporting Person contributed 2,540 shares of Issuer Common Stock into each of the partnerships referred to above, in exchange for a 1% limited partnership interest in each such partnership (the "Minor Children's Partnerships"). The Reporting Person disclaims beneficial ownership of all of the shares held by the Minor Children's Partnerships.

      On August 19, 2002, the Reporting Person sold 8,000 shares of Issuer Common Stock in an open market transaction.

      On September 5, 2002, the Reporting Person gifted an aggregate of 179,100 shares of Issuer Common Stock to a charitable trust.

      On October 23, 2002, the Reporting Person sold 48,100 shares of Issuer Common Stock in an open market transaction.

      On October 24, 2002, the Reporting Person sold 9,500 shares of Issuer Common Stock in an open market transaction.

      On October 28, 2002, the Reporting Person sold 24,800 shares of Issuer Common Stock in an open market transaction.

      On October 30, 2002, the Reporting Person sold 15,000 shares of Issuer Common Stock in an open market transaction.

      On November 22, 2002,  November 27, 2002,  November 29, 2002,  December 2,
2002, January 3, 2003 and January 6, 2003, the Reporting Person sold an aggregate amount of 177,298 shares of Issuer Common Stock in open market transactions.

      On January 8, 2003, January 9, 2003 and January 10, 2003, the Charitable Trusts sold an aggregate of 106,000 shares of Issuer Common Stock in open market transactions.

      On January 6, 2003, January 7, 2003, January 9, 2003, January 10, 2003, January 13, 2003 and January 14, 2003, the Minor Children's Partnerships disposed of an aggregate of 518,300 shares of Issuer Common Stock in open market transactions.

      On  January  15,  2003  and  January  16,  2003,   the  Minor   Children's
Partnerships disposed of an aggregate of 54,400 shares of Issuer Common Stock in open market transactions.

      On February 6, 2003 and April 10, 2003, the Charitable  Trusts disposed of
an  aggregate  of  19,100   shares  of  Issuer   Common  Stock  in  open  market
transactions.

      On June 19, 2003 and June 20, 2003, the Reporting Person sold 142,946 shares of Issuer Common Stock in open market transactions.

      (d) Pursuant to the Merger Agreement, the Issuer agreed to add the Reporting Person and one additional person designated by the Reporting Person to its Board of Directors. In connection therewith, on September 22, 1999, the Reporting Person and Infinity Broadcasting Corporation ("Infinity") entered into a voting agreement (the "Voting Agreement"). Pursuant to the Voting Agreement,
(1) Infinity agreed to vote all shares of capital stock of the Issuer which Infinity owns or controls and which is entitled to vote thereon in favor of the election of the Reporting Person and a designee appointed by the Reporting Person to the Board of Directors of the Issuer, and (2) the Reporting Person agreed to vote all shares of capital stock of the Issuer which the Reporting Person owns or controls and which is entitled to vote thereon in favor of the election of the person or persons selected by Infinity for election to the Board of Directors of the Issuer. The Voting Agreement will terminate no later than the fourth anniversary of the date thereof.

      The Reporting Person resigned from Issuer's Board of Directors on May 29, 2002.

      (b), (c), (f), (g), (h), (i) and (j)

      Not applicable.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

      Item 5 is amended and restated in its entirety as follows:

      (a) The Reporting Person beneficially owns an aggregate of 5,378,729 shares of Issuer Common Stock, constituting 5.3% of the total class.

      The shares of Issuer Common Stock reported herein as beneficially owned by the Reporting Person do not include (a) an aggregate of 444,361 shares of Issuer Common Stock held by the Charitable Trusts or (b) an aggregate of 189,525 shares of Issuer Common Stock held by the Minor Children's Partnerships. The Reporting Person disclaims beneficial ownership of all of the shares held by the Charitable Trusts and the Minor Children's Partnerships.

      (b) Except as specified in the Voting Agreement, the Reporting Person has sole voting and dispositive power as to 5,378,729 shares of Issuer Common Stock.

      (c) Other than as provided herein, no transactions in the Issuer Common Stock were effected by the Reporting Person since the filing of the Schedule 13D Statement.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
--------------------------------------------------------------------------------

      Item 6 is amended and restated in its entirety as follows:

      The Reporting Person has written exchange traded call options on September 26, 2002, September 27, 2002 and October 2, 2002 for an aggregate of 130,000 shares of the Issuer, pursuant to which, if exercised, the Reporting Person would be obligated to sell such shares at a price of $40.00 per share until such options expire on April 19, 2003.

      The Reporting Person has written exchange traded call options on October 15, 2002, October 17, 2002, October 22, 2002, October 23, 2002, October 24,
2002, October 25, 2002 and November 8, 2002 for an aggregate of 960,000 shares of the Issuer, pursuant to which, if exercised, the Reporting Person would be obligated to sell such shares at a price of $40.00 per share until such options expire on April 19, 2003. The Reporting Person has also written exchange traded call options on October 29, 2002 for 60,000 shares of the Issuer, pursuant to which, if exercised, the Reporting Person would be obligated to sell such shares at a price of $45.00 per share until such options expire on April 19, 2003.

      On October 22, 2002, the Reporting Person purchased a European style put option on one million covered shares with a strike price of $34.37 with expiration dates ranging from January 16, 2004 to January 26, 2004 and wrote a European style call option on one million covered shares with a strike price of $41.51 with expiration dates ranging from January 16, 2004 through January 26, 2004.

      The Reporting Person has written exchange traded call options on November 14, 2002, November 15, 2002, November 21, 2002 and November 22, 2002 for an aggregate of 120,000 shares of the Issuer, pursuant to which, if exercised, the Reporting Person would be obligated to sell such shares at a price of $40.00 per share until such options expire on April 19, 2003.

      The Reporting Person has written exchange traded call options on December 26, 2002 and January 6, 2003 for an aggregate of 165,000 shares of the Issuer, pursuant to which, if exercised, the Reporting Person would be obligated to sell such shares at a price of $40.00 per share until such options expire on January 17, 2004.

      The Reporting Person has written exchange traded call options on January 6, 2003 for 20,000 shares of the Issuer, pursuant to which, if exercised, the Reporting Person would be obligated to sell such shares at a price of $45.00 per share until such options expire on January 17, 2004.

      The Reporting Person has written exchange traded call options on April 23, 2003, April 24, 2003, April 30, 2003, May 1, 2003, May 2, 2003, May 5, 2003, May
6, 2003 and May 7, 2003 for and aggregate of 400,000 shares of the Issuer, pursuant to which, if exercised, the Reporting Person would be obligated to sell such shares at a price of $35.00 per share until such options expire on October 18, 2003.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

      (i) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Metro Networks, Inc. and David I. Saperstein.

      (ii) Assignment, Assumption and Amendment Agreement dated as of September 22, 1999, among Westwood One, Inc., Metro Networks, Inc. and David
            I. Saperstein.

      (iii) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Michelle Joy Coppola 1994 Trust and David I. Saperstein (a "Trust Loan Agreement").(1)

      (iv) Merger Agreement, dated as of June 1, 1999, as amended, among Westwood One, Inc., Copter Acquisition Corp. and Metro Networks, Inc. Incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form S-4 (Registration Number 333-85609) filed on August 20, 1999.

      (v) Voting Agreement, dated as of September 22, 1999, between David I. Saperstein and Infinity Broadcasting Corporation.

      (vi) Letter Agreement, dated as of October 19, 1999, between David I. Saperstein and Westwood One, Inc.

                           [Signature Page to Follow]


--------
1 Except for the names of the parties, the four other Trust Loan Agreements are identical to the Trust Loan Agreement filed herewith and accordingly are not being filed.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2003

                               /s/ David I. Saperstein
                               ----------------------------
                               David I. Saperstein

                                  EXHIBIT INDEX

      (i) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Metro Networks, Inc. and David I. Saperstein (incorporated by reference to Exhibit 99.(I) to Metro's Schedule 13D filed with the Securities and Exchange Commission on October 29, 1996).

      (ii) Assignment, Assumption and Amendment Agreement dated as of September 22, 1999, among Westwood One, Inc., Metro Networks, Inc. and David
            I. Saperstein (incorporated by reference to Exhibit 99.(II) to Westwood's Schedule 13D filed on October 5, 1999).

      (iii) Stock Loan and Pledge Agreement, dated as of October 16, 1996, between Michelle Joy Coppola 1994 Trust and David I. Saperstein (incorporated by reference to Exhibit 99.(II) to Metro's Schedule 13D filed with the Securities and Exchange Commission on October 29,
            1996).

      (iv) Merger Agreement, dated as of June 1, 1999, as amended, among Westwood One, Inc., Copter Acquisition Corp. and Metro Networks, Inc. (incorporated by reference to Exhibit2.1 to the Issuer's Registration Statement on Form S-4 filed with the Securities and Exchange commission on August 20, 1999).

      (v) Voting Agreement, dated as of September 22, 1999, between David I. Saperstein and Infinity Broadcasting Corporation (incorporated by reference to Exhibit 99.(V) to Westwood's Schedule 13D filed on October 5, 1999).

      (vi) Letter Agreement, dated as of October 19, 1999, between David I. Saperstein and Westwood One, Inc. (incorporated by reference to
            Exhibit 99.VI to Amendment No. 1 to Westwood's Schedule 13D filed on November 9, 1999).